Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

AND FOR THE SIX AND THREE-MONTH PERIODS THEN ENDED

PRESENTED ON COMPARATIVE BASIS

REPORT ON REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Report on the consolidated condensed interim financial statements

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. and its subsidiaries (hereinafter "the Group"), which comprise the consolidated statement of financial position as of June 30, 2024, the consolidated statements of comprehensive income for the six and three month periods ended June 30, 2024, of changes in equity and cash flows for the six-month period ended June 30, 2024, and selected explanatory notes.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with IFRS Accounting Standards, and therefore is responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of the review

Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review, which was performed in accordance with the International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of consolidated condensed interim Financial Statements consists of inquiries primarily of Company staff responsible for financial and accounting matters, and applying analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG – Autonomous City of Buenos Aires

T: +(54.11) 4850.6000, www.pwc.com/ar

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report, have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)  the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)  the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)  we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)  as of June 30, 2024, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records and calculations amounted to $3,117 million, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 7, 2024

PRICE WATERHOUSE & CO. S.R.L. (Partner)

Carlos Martín Barbafina

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CNY	Yuan Republic of China
CPB	Central Térmica Piedra Buena
CTB	CT Barragán S.A
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
EISA	Energía Inversora S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
INDEC	National Institute of Statistics and Censuses
IPIM	Wholesale Domestic Price Index
LGS	Argentine Business Organizations Law
MBTU	Millon of BTU
MW	Megawatt
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
POSA	Petrobras Operaciones S.A.
SACDE	Argentine Society of Construction and Strategic Development
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
UTE	Unión Transitoria de Empresas
VAR	Vientos de Arauco Renovables S.A.U.
WEM	Wholesale Electricity Market

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF
COMPREHENSIVE INCOME
For the six and three-month periods ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Six-month		Three-month
	Note	06.30.2024	06.30.2023	06.30.2024	06.30.2023

Revenue	8	783,788	194,256	446,412	110,341
Cost of sales	9	(487,428)	(117,939)	(272,245)	(67,401)
Gross profit		296,360	76,317	174,167	42,940

Selling expenses	10.1	(31,582)	(7,723)	(18,002)	(4,530)
Administrative expenses	10.2	(71,674)	(20,202)	(37,436)	(11,681)
Exploration expenses	10.3	(167)	(1,750)	(85)	(1,702)
Other operating income	10.4	70,781	14,289	41,789	9,430
Other operating expenses	10.4	(43,054)	(7,375)	(16,669)	(3,530)
Impairment of intangible assets and inventories		(142)	(323)	(110)	(734)
Impairment of financial assets		(49,592)	(299)	(19,762)	(219)
Share of profit from associates and joint ventures	5.2.2	31,894	8,570	(19,522)	5,370
Profit from sale of companies´ interest		5,765	-	4,307	-
Operating income		208,589	61,504	108,677	35,344

Financial income	10.5	2,009	428	662	235
Financial costs	10.5	(81,688)	(41,078)	(37,733)	(26,367)
Other financial results	10.5	62,861	55,461	19,056	40,818
Financial results, net		(16,818)	14,811	(18,015)	14,686
Profit before income tax		191,771	76,315	90,662	50,030
Income tax	10.6	121,166	(7,087)	(1,521)	(7,730)
Profit of the period		312,937	69,228	89,141	42,300

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		366,577	193,260	176,884	116,450
Items that may be reclassified to profit or loss
Exchange differences on translation		119,869	3,874	37,814	1,389
Other comprehensive income of the period		486,446	197,134	214,698	117,839
Total comprehensive income of the period		799,383	266,362	303,839	160,139

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the six and three-month periods ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Six-month		Three-month
	Note	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Total income of the period attributable to:

Owners of the company		313,160	69,097	90,061	42,179
Non-controlling interest		(223)	131	(920)	121
		312,937	69,228	89,141	42,300

Total comprehensive income of the period attributable to:

Owners of the Company		798,631	265,732	304,266	159,749
Non-controlling interest		752	630	(427)	390
		799,383	266,362	303,839	160,139

Earnings per share attributable to equity holders of the Company

Total basic and diluted earning per share	13.2	230.26	50.36

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2024	12.31.2023
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,395,378	2,056,974
Intangible assets	11.2	88,689	77,898
Right-of-use assets		30,308	17,259
Deferred tax asset	11.3	45,252	2
Investments in associates and joint ventures	5.2.2	824,581	542,978
Financial assets at fair value through profit and loss	12.2	24,857	28,040
Other assets		357	349
Trade and other receivables	12.3	16,287	14,524
Total non-current assets		3,425,709	2,738,024

CURRENT ASSETS
Inventories	11.4	209,723	166,023
Financial assets at amortized cost	12.1	92,708	84,749
Financial assets at fair value through profit and loss	12.2	602,341	451,883
Derivative financial instruments		100	250
Trade and other receivables	12.3	500,304	238,294
Cash and cash equivalents	12.4	138,514	137,973
Total current assets		1,543,690	1,079,172
Total assets		4,969,399	3,817,196

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2024	12.31.2023
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,360
Share capital adjustment		7,126	7,126
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(211)	(211)
Legal reserve		41,195	37,057
Voluntary reserve		1,510,003	1,157,389
Other reserves		834	711
Other comprehensive income		732,385	539,702
Retained earnings		429,823	180,627
Equity attributable to owners of the company		2,742,490	1,943,736
Non-controlling interest		7,675	6,960
Total equity		2,750,165	1,950,696

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	164,997	119,863
Income tax and minimum notional income tax provision	11.6	66,294	44,614
Deferred tax liability	11.3	46,807	240,686
Defined benefit plans		25,033	13,172
Borrowings	12.5	1,217,319	989,182
Trade and other payables	12.6	35,539	37,301
Total non-current liabilities		1,555,989	1,444,818

CURRENT LIABILITIES
Provisions	11.5	8,268	4,649
Income tax liability	11.6	131,963	14,026
Tax liabilities		44,133	11,427
Defined benefit plans		2,557	2,695
Salaries and social security payable		18,618	15,537
Derivative financial instruments		112	191
Borrowings	12.5	246,274	181,357
Trade and other payables	12.6	211,320	191,800
Total current liabilities		663,245	421,682
Total liabilities		2,219,234	1,866,500
Total liabilities and equity		4,969,399	3,817,196

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620
Legal and voluntary reserve constitution	-	-	-	-	-	-	(16)	84,521	-	-	(84,505)	-	-	-
Capital reduction	-	-	-	(20)	(105)	2,069	-	(1,944)	-	-	-	-	-	-
Treasury shares acquisition	(20)	(105)	-	20	105	-	-	-	-	-	-	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	170	-	-	170	-	170
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(103)	(103)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	69,097	69,097	131	69,228
Other comprehensive income for the six-month period	-	-	-	-	-	-	3,646	113,675	-	67,964	11,350	196,635	499	197,134
Balance as of June 30, 2023	1,360	7,126	19,950	4	21	(211)	11,767	367,495	(278)	181,684	80,447	669,365	1,684	671,049

Stock compensation plans	-	-	-	-	-	-	-	-	989	-	-	989	-	989
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(325)	(325)
(Loss) Profit for the complementary six-month period	-	-	-	-	-	-	-	-	-	-	(34,609)	(34,609)	2,072	(32,537)
Other comprehensive income for the complementary six-month period	-	-	-	-	-	-	25,290	789,894	-	358,018	134,789	1,307,991	3,529	1,311,520
Balance as of December 31, 2023	1,360	7,126	19,950	4	21	(211)	37,057	1,157,389	711	539,702	180,627	1,943,736	6,960	1,950,696
Legal and voluntary reserve constitution	-	-	-	-	-	-	(539)	181,166	-	-	(180,627)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	123	-	-	123	-	123
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	313,160	313,160	(223)	312,937
Other comprehensive income for the six-month period	-	-	-	-	-	-	4,677	171,448	-	192,683	116,663	485,471	975	486,446
Balance as of June 30, 2024	1,360	7,126	19,950	4	21	(211)	41,195	1,510,003	834	732,385	429,823	2,742,490	7,675	2,750,165

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2024	06.30.2023
Cash flows from operating activities:
Profit of the period		312,937	69,228
Adjustments to reconcile net profit to cash flows from operating activities	14.1	52,945	16,769
Changes in operating assets and liabilities	14.2	(294,654)	(10,482)
Net cash generated by operating activities		71,228	75,515

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(216,377)	(74,884)
Payment for intangible assets acquisitions		(2,457)	-
Collections for sales public securities and shares acquisitions, net		32,883	9,212
(Suscription) Recovery of mutual funds, net		(755)	1,094
Payment for the acquisition of companies		(19,750)	-
Payment for right-of-use		(11,192)	-
Collection for equity interests in companies sales		15,802	1,416
Collection for joint ventures´ share repurchases		30,138	-
Collections for property, plant and equipment sales		-	62
Collections for intangible assets sales		-	1,626
Dividend collection		6,955	-
Loans granted, net		(115)	(217)
Net cash used in investing activities		(164,868)	(61,691)

Cash flows from financing activities:
Proceeds from borrowings	12.5	265,785	46,753
Payment of borrowings	12.5	(60,169)	(3,357)
Payment of borrowings interests	12.5	(71,365)	(29,710)
Repurchase and redemption of corporate bonds	12.5	(66,329)	(1,335)
Payments of leases		(1,564)	(75)
Payments of dividends		(37)	(139)
Net cash generated by financing activities		66,321	12,137

(Decrease) Increase in cash and cash equivalents		(27,319)	25,961

Cash and cash equivalents at the beginning of the year	12.4	137,973	18,757
Cash and cash equivalents at the beginning of the year reclasified to assets classified as held for sale		-	(4,908)
Exchange and conversion difference generated by cash and cash equivalents		27,860	10,939
(Decrease) Increase in cash and cash equivalents		(27,319)	25,961
Cash and cash equivalents at the end of the period	12.4	138,514	50,749

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the six-month period ended June 30, 2024, presented on comparative basis. (In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

General information of the Company

The Company is a fully integrated power company in Argentina, which mainly participates in the electric energy, oil and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,332 MW installed capacity as of June 30, 2024, which represents approximately 12% of Argentina’s installed capacity, and being one of the largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 140 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 12 production areas and 5 exploratory areas reaching a production level of 13.1 million m3/day of natural gas and 4.9 thousand boe/day of oil in Argentina, during the six-month period ended June 30, 2024. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates two high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 93% and 100%.

Finally, through the holding and others segment, the Company participates in the electricity transmission and oil and gas transportation businesses. In the electricity transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,390 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 63.74% indirect interest in OCPSA (see Note 5.2.3), licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450 thousand barrels/day. Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation
2.1.1	Supply Agreements with CAMMESA

"TerCONF" call for tenders

SE Resolution No. 45/24 extended, for 60 business days as from April 16, 2024, the term to enter into the supply agreements regarding the projects to execute CTGEBA II, with a 300-MW power capacity, and the 11-MW expansion at CTEB’s CC, through CTB; these projects were awarded under SE Resolution No. 961/23 dated November 24, 2023 within the framework of the TerCONF call for tenders launched through SE Resolution No. 621/23 to enter into reliable thermal generation supply agreements with CAMMESA.

Finally, SE Resolution No. 151/24 rendered the call award ineffective and instructed CAMMESA to refund the amounts paid as initial payment, monthly award maintenance payments and the tender maintenance guarantee.

2.1.2 Remuneration for sales to the spot market

SE Resolutions No. 9/24 and No. 99/24 updated the remuneration values for spot generation, providing for a 73.9% and 25% increase as from the February 2024 and June 2024 economic transactions, respectively.

2.1.3 Modification of CAMMESA’s payment priority

Through SE Resolution No. 34/24, the payment order for the WEM’s economic transaction was modified, providing that transmission concessionaires would have payment priority over WEM’s generating agents.

2.1.4 Payment agreement with CAMMESA

On May 27, 2024, an agreement was entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of WEM’s unpaid economic transactions. Thus, the December 2023 and January 2024 transactions were canceled through the delivery of government securities (BONO USD 2038 L.A.); whereas the February 2024 transaction was paid in cash with funds available in CAMMESA and transfers made by the Federal Government. In all cases, payments were made without recognizing interest. As of June 30, 2024, the Company received Bonds for $ 73,776 million FV (US$ 82.6 million) and $ 51,473 million in cash, and recorded a $ 46,485 million (US$ 53.5 million) impairment in receivables from CAMMESA considering the received instrument’s market value and the non-recognition of interest under the described cancellation methodology.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

2.1.5 Electric Power Regime

On July 8, 2024, Act No. 27,742, “Bases and Starting Points for the Freedom of Argentinians” was enacted, which introduced the following changes regarding the electric power segment:

i)	it unifies the ENRE and ENARGAS as a single regulatory entity;
ii)	it empowers the PEN to adjust, within the term of the declared emergency, the electric power regulatory framework comprised of Acts No. 15,336 and No. 24,065 to:
-	promote the opening of international electricity trade;
-	ensure free commercialization and maximum competition in the industry, guaranteeing end users the free choice of supplier;
-	promote the economic dispatch for energy transactions based on the grid’s hourly economic cost, taking into consideration its time-based marginal cost and energy not supplied;
-	adjust the energy grid’s tariffs based on actual supply costs to cover investment needs and guarantee the utilities’ continuous and regular supply;
-	make explicit the different items payable by the end user, with the express obligation on the distributor to act as a collection or withholding agent for the amounts collectable for energy, transportation and taxes corresponding to the WEM and the fiscal authority, as applicable; and
-	guarantee the development of electricity transmission infrastructure through open, transparent, efficient and competitive mechanisms.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the related regulations have not yet been issued.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2	Oil and Gas

2.2.1 Hydrocarbons Regime

Act No. 27,742 introduces amendments to Act No. 17,319, “Hydrocarbons”, aiming mainly to maximize income from the resources’ exploitation, especially:

-	it sets commercialization prices in the domestic market without the PEN’s intervention;
-	it provides for the free international trade of hydrocarbons, in the absence of objections by the SE;
-	it rules out the possibility of requesting extensions to the exploitation concessions and requires a new call for tenders for awarding existing concessions at least one year before their expiration;
-	it eliminates the concessionaire’s obligation to ensure the maximum production of hydrocarbons by observing criteria guaranteeing a proper preservation of reserves;
-	the PEN or the Province may grant licenses to process hydrocarbons and their derivatives, and build and operate conditioning plants, hydrocarbon separation plants, natural gas liquefaction plants and other necessary facilities and accessories, without them being necessarily linked to an exploitation concession;
-	it incorporates Standard Tender Specifications prepared by the provincial Enforcement Authorities and the SE as a basis for new calls; tenderers will compete on the value of the royalty over a 15% base value;
-	it establishes levy values payable in each stage taking as a reference the average oil barrel price, annually adjustable based on the Brent benchmark;
-	it admits applications for the reconversion of conventional into unconventional concessions only until December 31, 2028, with a one-time term of 35 years as from the reconversion application date;
-	it replaces transportation concessions with transportation authorizations;
-	the PEN may grant an authorization for the underground storage of natural gas in depleted natural hydrocarbon reservoirs; these authorizations will not be time-bound or subject to the payment of exploitation bonds; the stored gas will only pay royalties at the time of its first commercialization.

Moreover, Act No. 27,742 introduces the following amendments to Act No. 26,741, “Hydrocarbon Sovereignty”:

-	it abrogates the article that declared hydrocarbons self-supply of national public interest;
-	it modifies the principles of the hydrocarbons policy, eliminating references to domestic hydrocarbons self-supply, consumer protection regarding the price of hydrocarbon derivatives and the obtaining of exportable hydrocarbon balances to improve the balance of payments.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.2 Gas market

Accession to Plan GasAr’s payment cancellation scheme

On June 19, 2024, the Company opted into the payment cancellation scheme established in Note NO-2024-54277417- APN-SE#MEC for the cancellation of compensations under Plan GasAr. Consequently, it accepted (i) the provisional payment for the periods due February and March 2024, in cash, and (ii) the provisional payment for the periods due up to and including January 2024, and the adjusted payment for the periods due up to and including November 2023, through the delivery of government securities (BONO USD 2038 L.A.). As of June 30, 2024, both items were pending collection, and the Company recorded a $ 1,750 million (US$ 1.9 million) impairment under the related receivables, considering the market value of the instruments maturing in 2038 to be received under the described cancellation methodology.

Natural Gas Exports

In June 2024, Pampa was granted permits to export gas to Chile on an interruptible basis for a volume of 2 million m3/day from June 26, 2024 to May 1, 2025.

2.3	Gas Transportation

Transitional increase in natural gas transportation tariffs

On March 26, 2024, TGS entered into the 2024 transitional agreement (“RTT24”) with ENARGAS, which establishes a transitory 675% update in natural gas transportation tariffs. This tariff increase entered into effect on April 3, 2024, following the publication of ENARGAS Resolution No. 112/24 in the BO. Under this Resolution, as from May 2024 and until the completion of the Comprehensive Tariff Review (“RTI”), tariffs will be adjusted monthly by the transitory update index, which is composed of: (i) 47% by the wage index - registered private sector published by INDEC, (ii) 27.2% by the IPIM, and (iii) 25.8% by the construction cost index in Greater Buenos Aires - materials chapter, published by INDEC. To such effect, ENARGAS would monthly issue the corresponding resolution adjusting the applicable tariff schemes.

However, on May 9 and June 5, 2024, ENARGAS informed the licensees of the natural gas transportation and distribution utility of the postponement of the above-mentioned monthly tariff adjustment for the months of May and June 2024. Furthermore, it communicated the replacement of the monthly update methodology for the months of July to December 2024. According to ENARGAS’ notification, the monthly tariff update will be based on the expected inflation to be estimated by the Ministry of Economy for such period, and the difference between the actual and estimated inflation will be considered in the determination of the tariff resulting from the RTI process.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On July 1, ENARGAS newly informed TGS of the postponement of the monthly tariff update, this time for the month of July, maintaining tariff schemes in force as from April 3, 2024.

Subsequently, on August 1, 2024, ENARGAS issued Resolution No. 411/24 establishing the new transitional tariff scheme effective as from the following day, contemplating a 4% increase over the then-current tariffs.

Besides, ENARGAS Resolution No. 112/24 establishes that during 2024, TGS must execute an investment plan in the amount of $ 27,690 million (adjustable by the transitional update index). As of the date of issuance of these Consolidated Condensed Interim Financial Statements, TGS has submitted this investment plan, which is currently under execution.

License extension application

On June 19, 2024, ENARGAS issued a technical and legal report indicating that TGS has amply complied with its obligations under the License. Based on this report and after a non-binding public hearing as required by Section 6 of the Natural Gas Act, the ENARGAS comptroller may submit a recommendation to the PEN, which in turn may, within a 120-day term, issue an executive order granting a 20-year License extension.

2.4	Transmission

Tariff situation

Pursuant to ENRE Resolutions No. 104/24 and 105/24, the hourly remuneration values effective as from February 19, 2024 (date of publication in the BO) were determined, establishing a 179.7% and 191.1% update against the values in force as from November 2023 for Transener S.A. and Transba S.A., respectively. Moreover, a tariff update was determined according to a formula based on wage, wholesale and consumer price indexes, to be applied on a monthly basis as from May 2024.

However, by instruction of the Ministry of Economy to the SE, on May 9 and 11, 2024 the ENRE informed Transener S.A. and Transba S.A. of the suspension of the tariff update planned for the months of May and June 2024; additionally, the monthly update mechanism was modified as from July 2024 by a formula based on the inflation projected for the July-December 2024 semester. Both companies emphatically rejected these measures due to the significant impact on the income necessary to render the service, the uncertainty on the methodology and the lack of definition on the source of the indexes involved, and requested the ENRE to take all the necessary measures to restore income as per the provisions of ENRE Resolutions No. 104/24 and No. 105/24.

On July 2, 2024, by instruction of the Ministry of Economy and the SE, the ENRE newly informed the suspension of the monthly update planned for July 2024 according to the new scheme. This measure was also rejected by Transener S.A. and Transba S.A., which once again requested the ENRE to regularize the update of their income as early as possible.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Later, ENRE Resolutions No. 512/24 and No. 513/24 determined the hourly remuneration values effective as from August 1, 2024, establishing a 6% increase on the values in force as from February 19, 2024 for Transener S.A. and Transba S.A..

Moreover, on April 15, 2024, ENRE Resolution No. 223/24 approved the “Program for the electricity transmission tariff review in 2024”, which set the criteria and methodology for the comprehensive tariff review process to be taken into consideration by transmission companies when submitting their tariff proposal applicable as from January 1, 2025.

In this sense, the ENRE has issued a note formally requesting the submission of the necessary information to determine the capital base and evaluate the costs and the investment plan. The information on the capital base, historical costs, property, plant and equipment, the status of easements and existing facilities was submitted to the ENRE in due time and form before May 17, 2024, whereas the projected information on costs, investments and intended annual remuneration must be sent to the ENRE by September 14, 2024.

Pursuant to SE Resolution 34/24, which modified CAMMESA payment order by giving priority to payments to electricity transmission companies over power generators (see Note 2.1.3), as of the date of issuance of these Consolidated Condensed Interim Financial Statements, Transener S.A. has disclosed no delays in the collection of its remuneration.

2.5 Tax regulations

Act No. 27,742 creates the Large Investments’ Incentive Regime (“RIGI”), which grants tax, customs and foreign exchange benefits for projects involving investments in long-term assets for more than US$ 200 million aiming to encourage major domestic and foreign investments, promote the competitiveness of economic sectors, generate predictability and certainty conditions, increase goods and services exports, advance job creation and further the development of local production chains.

Additionally, Act No. 27,743, “Palliative and Relevant Tax Measures Act”, enacted on July 8, 2024, establishes an Exceptional Tax, Customs and Social Security Obligations Regularization Regime for obligations due as of March 31, 2024, establishing the reduction of compensatory interest depending on the time and form of adhesion, the total remission of fines and the discharge of criminal penalties that may apply to such obligations.

Likewise, modifications are introduced in the fourth category of the income tax and the personal property tax, and an Asset Regularization Regime is created for individuals, undivided estates and corporations.

As of the date of these Consolidated Condensed Interim Financial Statements, this Act is pending regulation by the PEN.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2024 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on August 7, 2024.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2023, which have been prepared under IFRS Accounting Standards.

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2024 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the six-month period ended June 30, 2024, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2023, and for the six and three-month periods ended June 30, 2023, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those Consolidated Financial Statements´ figures to keep the consistency in the presentation with the current period’s figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2023.

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not allowed, unless specifically allowed at the time of adoption.

As of June 30, 2024, the Company has not early applied IFRS accounting standards and/or their amendments.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2024 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2024:

-	IAS 1 - “Presentation of Financial Statements” (as amended in January 2020 and October 2022)
-	IFRS 16 - “Leases” (as amended in September 2022)
-	IAS 7 - “Statement of Cash Flows” and IFRS 7 - “Financial Instruments - Disclosures” (as amended in May 2023)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1	Corporate reorganization

On November 6 and 8, 2023, the Boards of Directors of CISA, the Company and GASA, respectively, resolved to instruct their respective managements to analyze a reorganization proceeding under Section 82 and subsequent sections of the Business Organization Law and tax neutrality under Sections 80 and subsequent articles of the Income Tax Law (as amended in 2019), and draw up the preparatory documentation for the spin-off of CISA’s equity and the subsequent merger through absorption of a portion of its spun-off equity into Pampa and the other portion of its spun-off equity into GASA (the ‘Reorganization Proceeding’).

On March 6, 2024, CISA, the Company and GASA’s Board of Directors approved the Reorganization Proceeding and called the respective general ordinary and extraordinary shareholders’ meetings to consider such proceeding, which were held on April 29, 2024, resolving to approve it.

The Reorganization Proceeding, effective January 1, 2024, entails benefits for the involved companies and the entire economic group, since it allows for greater resource efficiency in financial information management and reduced costs on account of legal and tax advisory fees.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Reorganization Proceeding’s registration process is underway.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2	Interest in subsidiaries, associates and joint ventures
5.2.1	Subsidiaries information

			06.30.2024	12.31.2023
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
CISA (1)	Argentina	Trader & investment	-	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Generation & Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

(1) See note 5.1

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of common shares with one vote per share:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
TGS (1)	Gas transportation	06.30.2024	753	152,039	1,690,644	0.382%

Joint ventures
CIESA (1)	Investment	06.30.2024	639	77,372	862,402	50.00%
Citelec (2)	Investment	06.30.2024	556	13,002	251,976	50.00%
CTB	Generation	06.30.2024	8,558	(72,240)	387,391	50.00%
OCP	Investment	06.30.2024	39,255	27,181	68,529	63.74%

(1) The Company holds an interest of 0.382% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS, therefore, the Company has an interest of 25.88% in TGS.

As of June 30, 2024, the quotation of TGS's ordinary shares and ADR published on the BCBA and the NYSE was $ 5,164.75 and US$ 18.98, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 1,062,054 million.

(2) The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of June 30, 2024, Transener’s common share price listed at the BCBA was $ 1,782.50, conferring Pampa’s indirect interest an approximate $ 208,660 million market value.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	06.30.2024	12.31.2023
Disclosed in non-current assets
Associates
OCP	-	18,513
TGS	8,457	10,997
Other	20	18
Total associates	8,477	29,528
Joint ventures
CIESA	477,762	244,748
Citelec	125,988	66,466
CTB	193,694	202,236
OCP	18,660	-
Total joint ventures	816,104	513,450
Total associates and joint ventures	824,581	542,978

The following table shows the breakdown of the result from investments in associates and joint ventures:

	06.30.2024	06.30.2023
Associates
OCP	-	109
TGS	873	594
Total associates	873	703

Joint ventures
CIESA	37,676	4,625
Citelec	6,501	2,086
CTB	(36,120)	1,156
OCP	22,964	-
Total joint ventures	31,021	7,867
Total associates and joint ventures	31,894	8,570

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	06.30.2024	06.30.2023
At the beginning of the year	542,978	159,833
Dividends	(6,955)	-
Aquisition of equity interests	12,625	-
Share repurchase	(30,138)	-
Sale of equity interests	(10,037)	(5,875)
Share of profit	31,894	8,570
Exchange differences on translation	284,214	77,476
At the end of the period	824,581	240,004

5.2.3	Investment in OCP

On January 16, 2024, the Company, through PEB, closed the transaction for the acquisition of 2,979,606,613 additional shares, representing a 29.66% stake in OCP, for a price of US$ 15 million under the purchase and sale agreement entered into with Repsol OCP de Ecuador S.A. on May 4, 2023. The closing of the transaction implied the recognition of profits for US$ 5 million under IAS 28.

As of the closing of the transaction, the Company, through PEB, has reached a 63.74% stake in OCP’s capital stock and obtained joint control, pursuant to the commitment to amend the shareholders’ agreement dated January 9, 2024 entered into with PetroOriental OCP Holdings Ltd.

Besides, OCP declared dividends for US$ 13.3 million on January 18, 2024, and repurchased a total of 5,740,902,124 own shares on January 22, 2024, for a unit price of US$ 0.01. Consequently, on January 22, 2024, the Company, through PEB, collected dividends in the amount of US$ 8.5 million and on January 29, 2024, US$ 36.6 million for share repurchases.

It is worth highlighting that on March 23, 2024, a force majeure event occurred due to unpredictable ground conditions that caused an axial compression and rupture of the pipeline at KP136+404. OCPSA immediately activated the pipeline contingency plan and resumed the crude oil transportation service on March 26, 2024.

Additionally, on June 17, 2024, OCPSA declared a force majeure event due to potential damage to the pipeline infrastructure at KP 102+700 as a result of heavy rains in Ecuador, which significantly accelerated the erosion of the Quijos River. Consequently, OCPSA suspended operations and closed the valves as a preventive measure. On June 18, 2024, the pipeline inspection team reported increased erosion between KP 99+700 and KP 100+400, and OCPSA immediately developed an action plan to carry out tasks for draining the crude oil from the pipeline and emergently build 2.8 km of pipeline in KP 99 and 102, which allowed to move away from the river’s erosive process, and operations were resumed on July 3, 2024.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Concession termination

On January 19, 2024, the Ministry of Energy and Mines of Ecuador and OCP SA entered into an addendum to the Authorization Contract to extend the concession term until July 31, 2024. Subsequently, on July 29, 2024, under a Resolution by the Ministry of Energy and Mines of Ecuador and in accordance with the Authorization Contract, the concession term was extended until August 19, 2024 due to the occurrence of force majeure events in March and June 2024 that resulted in the suspension of OCPSA’s operations.

Contingent liabilities in OCPSA

The constitutional protection action filed by the decentralized autonomous government of Orellana against OCPSA, Petroecuador and others due to the force majeure event caused by the rupture of the oil pipeline in 2020 was disallowed in the first instance; as the plaintiff appealed the resolution, the proceeding will be sent back to the Provincial Court of Justice of Orellana.

On the other hand, the constitutional protection action filed by residents of Puerto Madero against OCPSA, the Presidency of the Republic of Ecuador and Petroecuador was accepted; however, OCPSA, Petroecuador and the Presidency of the Republic appealed the resolution, so the proceeding will be referred back to the Provincial Court of Justice of Sucumbíos.

5.2.4	Investment in CTB

Impairment of non-financial assets

During the quarter ended June 30, 2024, CTB has identified significant changes in the environment where it operates and, consequently, has determined CTEB’s recoverable amount as of June 30, 2024.

The recoverability assessment resulted in the recognition of impairment losses in CTB with a $ 65,010 million (US$ 71 million) impact on the Company’s share of profits from associates and joint ventures for the period.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.5	Investment in CIESA - TGS

Issuance of CB in TGS

On July 24, 2024, and under the Short- and Medium-Term Corporate Bonds Program for up to US$ 2,000 million approved by the CNV, TGS issued Class 3 CB for US$ 490 million maturing on July 24, 2031, which will accrue interest at an 8.50% rate, payable semiannually.

5.3	Oil and gas participations

Assets and liabilities as of June 30, 2024 and December 31, 2023 and the production cost of the Joint Ventures and Consortiums in which the Company participates corresponding to the six-month periods ended June 30, 2024 and 2023 are detailed below:

	06.30.2024	12.31.2023

Non-current assets	140,776	90,360
Current assets	10,717	5,587
Total assets	151,493	95,947

Non-current Liabilities	44,953	13,371
Current Liabilities	30,242	23,084
Total liabilities	75,195	36,455

	06.30.2024	06.30.2023
Production cost	39,640	8,688

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Ventures and Consortiums.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2023.

Impairment of non-financial assets

The Company regularly monitors the existence of events or changes in circumstances that may indicate that its non-financial assets’ book value may not be recoverable.

In the Power Generation segment, during the quarter ended June 30, 2024, the Company has identified significant changes in the environment in which it operates and, therefore, has determined the recoverable amount of the CGUs comprising this segment as of June 30, 2024.

The methodology used in estimating the recoverable amount consisted of calculating the value in use of each CGU based on the present value of future net cash flows expected to be derived from each CGU, discounted at a rate reflecting the weighted average cost of capital used.

Cash flows were prepared based on estimates of the future behavior of key assumptions for the determination of the value in use, including the following: (i) the spot remuneration price evolution; (ii) energy dispatch projections; (iii) costs evolution; (iv) macroeconomic variables such as inflation and exchange rates, among others; and (v) an 11.74% after-tax WACC.

The Company has not recorded impairment losses as a result of the recoverability assessment.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity, oil and gas value chains.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind (until divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA (until the corporate reorganization detailed in Note 5.1) and PECSA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC, CIESA and OCP and their respective subsidiaries, which hold the concession over the high voltage electricity transmission and over gas and oil transportation, respectively.

The Company manages its operating segment based on its individual net result in U.S. dollars.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2024	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	319	258	155	10	-	742	649,186
Revenue - foreign market	3	57	99	-	-	159	134,602
Intersegment revenue	-	53	-	-	(53)	-	-
Cost of sales	(158)	(234)	(226)	-	53	(565)	(487,428)
Gross profit	164	134	28	10	-	336	296,360

Selling expenses	(1)	(29)	(6)	-	-	(36)	(31,582)
Administrative expenses	(25)	(36)	(3)	(19)	-	(83)	(71,674)
Exploration expenses	-	-	-	-	-	-	(167)
Other operating income	32	42	8	1	-	83	70,781
Other operating expenses	(7)	(14)	(3)	(28)	-	(52)	(43,054)
Impairment of intangible assets and inventories	-	-	-	-	-	-	(142)
Impairment of financial assets	(46)	(10)	-	-	-	(56)	(49,592)
Share of profit from associates and joint ventures	(38)	-	-	77	-	39	31,894
Profit from sale of companies´ interest	-	-	-	7	-	7	5,765
Operating income	79	87	24	48	-	238	208,589

Financial income	2	-	-	-	-	2	2,009
Financial costs	(28)	(49)	(2)	(15)	-	(94)	(81,688)
Other financial results	80	(14)	1	7	-	74	62,861
Financial results, net	54	(63)	(1)	(8)	-	(18)	(16,818)
Profit before income tax	133	24	23	40	-	220	191,771

Income tax	100	51	3	(7)	-	147	121,166
Profit of the period	233	75	26	33	-	367	312,937

Depreciation and amortization	40	110	2	-	-	152	131,965

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2024	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	233	75	26	33	-	367	313,160
Non-controlling interest	-	-	-	-	-	-	(223)

Consolidated financial position information as of June 30, 2024
Assets	2,795	1,625	198	854	(23)	5,449	4,969,399
Liabilities	709	1,250	159	338	(23)	2,433	2,219,234

Net book values of property, plant and equipment	1,352	1,212	27	36	-	2,627	2,395,378

Additional consolidated information as of June 30, 2024
Increases in property, plant and equipment, intangible assets and right-of-use assets	43	197	3	5	-	248	217,438

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	344	175	181	8	-	708	154,309
Revenue - foreign market	-	111	76	-	-	187	39,947
Intersegment revenue	-	55	-	-	(55)	-	-
Cost of sales	(181)	(198)	(231)	-	55	(555)	(117,939)
Gross profit	163	143	26	8	-	340	76,317

Selling expenses	(1)	(25)	(8)	-	-	(34)	(7,723)
Administrative expenses	(26)	(38)	(3)	(22)	-	(89)	(20,202)
Exploration expenses	-	(7)	-	-	-	(7)	(1,750)
Other operating income	35	25	-	1	-	61	14,289
Other operating expenses	(14)	(13)	(1)	(7)	-	(35)	(7,375)
(Impairment) Recovery of impairment of intangible assets and inventories	-	-	(3)	2	-	(1)	(323)
Impairment of financial assets	-	-	-	(3)	-	(3)	(299)
Share of profit from associates and joint ventures	5	-	-	29	-	34	8,570
Operating income	162	85	11	8	-	266	61,504

Financial income	1	1	-	3	(3)	2	428
Financial costs	(66)	(97)	(1)	(27)	3	(188)	(41,078)
Other financial results	124	25	3	102	-	254	55,461
Financial results, net	59	(71)	2	78	-	68	14,811
Profit before income tax	221	14	13	86	-	334	76,315

Income tax	(21)	-	(2)	(6)	-	(29)	(7,087)
Profit of the period	200	14	11	80	-	305	69,228

Depreciation and amortization	50	73	3	-	-	126	26,881

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	200	14	11	80	-	305	69,097
Non-controlling interest	-	-	-	-	-	-	131

Consolidated financial position information as of December 31, 2023
Assets	2,684	1,396	157	631	(146)	4,722	3,817,196
Liabilities	729	1,213	137	376	(146)	2,309	1,866,500

Net book values of property, plant and equipment	1,345	1,138	27	34	-	2,544	2,056,974

Additional consolidated information as of june 30, 2023
Increases in property, plant and equipment	146	217	3	3	-	369	79,714

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	06.30.2024	06.30.2023

Energy sales in spot market	86,761	22,091
Energy sales by supply contracts	146,767	42,750
Fuel supply	41,419	9,715
Other sales	4,710	157
Generation sales subtotal	279,657	74,713

Gas sales	220,732	47,145
Oil sales	49,752	14,428
Other sales	5,845	1,037
Oil and gas sales subtotal	276,329	62,610

Products from catalytic reforming sales	118,563	25,404
Styrene sales	27,674	7,656
Synthetic rubber sales	34,866	8,191
Polystyrene sales	36,886	13,749
Other sales	917	245
Petrochemicals sales subtotal	218,906	55,245

Technical assistance and administration services sales	8,748	1,630
Other sales	148	58
Holding and others subtotal	8,896	1,688
Total revenue (1)	783,788	194,256

(1)	Revenues from CAMMESA represent 32% and 35% of total revenues from sales for the periods ended June 30, 2024 and 2023, respectively, and correspond mainly to the Power Generation and Oil & Gas segments. Additionally, revenues from ENARSA represent 16% of total revenues from sales for the period ended June 30, 2024, and correspond mainly to the Oil & Gas segment.

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	06.30.2024	06.30.2023
Inventories at the beginning of the year	166,023	30,724

Plus: Charges of the period
Purchases of inventories, energy and gas	189,311	46,426
Salaries and social security charges	36,120	9,218
Employees benefits	6,340	1,742
Defined benefit plans	3,868	1,149
Works contracts, fees and compensation for services	52,284	12,023
Property, plant and equipment depreciation	125,943	25,419
Intangible assets amortization	1,645	636
Right-of-use assets amortization	936	79
Energy transportation	4,251	1,075
Transportation and freights	8,364	1,893
Consumption of materials	9,224	2,354
Penalties	286	121
Maintenance	10,919	4,628
Canons and royalties	43,339	10,268
Environmental control	2,133	524
Rental and insurance	11,316	2,860
Surveillance and security	2,218	549
Taxes, rates and contributions	2,294	852
Other	997	394
Total charges of the period	511,788	122,210
Exchange differences on translation	19,340	12,719
Less: Inventories at the end of the period	(209,723)	(47,714)
Total cost of sales	487,428	117,939

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	06.30.2024	06.30.2023
Salaries and social security charges	2,064	532
Employees benefits	185	56
Fees and compensation for services	941	396
Property, plant and equipment depreciation	12	3
Taxes, rates and contributions	6,878	1,460
Transportation and freights	21,187	5,154
Other	315	122
Total selling expenses	31,582	7,723

10.2 Administrative expenses

	06.30.2024	06.30.2023
Salaries and social security charges	25,079	6,376
Employees benefits	3,499	984
Defined benefit plans	8,929	2,493
Fees and compensation for services	14,357	3,302
Compensation agreements	6,242	3,573
Directors' and Sindycs' fees	2,531	749
Property, plant and equipment depreciation	3,429	744
Consumption of materials	210	27
Maintenance	1,139	258
Transport and per diem	779	241
Rental and insurance	134	70
Surveillance and security	415	124
Taxes, rates and contributions	3,551	850
Communications	277	109
Other	1,103	302
Total administrative expenses	71,674	20,202

10.3 Exploration expenses

	06.30.2024	06.30.2023
Geological and geophysical expenses	167	48
Derecognition of unproductive wells	-	1,702
Total exploration expenses	167	1,750

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	06.30.2024	06.30.2023
Other operating income
Insurance recovery	3,127	4
Services provided to third parties	27	75
Results for property, plant and equipment sale and derecognition	47	75
Contingencies recovery	54	15
Tax charges recovery	30	12
Commercial interests	34,198	7,948
Contractual indemnity	-	1,360
GasAr Plan	21,951	4,349
Export Increase Program	8,094	-
Other	3,253	451
Total other operating income	70,781	14,289

Other operating expenses
Provision for contingencies	(23,226)	(522)
Provision for environmental remediation	(806)	(345)
Results for property, plant and equipment sale and derecognition	(54)	(19)
Tax on bank transactions	(5,782)	(1,737)
PAIS import tax	(1,188)	-
Donations and contributions	(694)	(271)
Institutional promotion	(556)	(239)
Costs of concessions agreements completion	(2,539)	(1,036)
Contractual penalty	-	(1,360)
Royalties GasAr Plan	(3,095)	(637)
Other	(5,114)	(1,209)
Total other operating expenses	(43,054)	(7,375)

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	06.30.2024	06.30.2023
Financial income
Financial interest	1,129	177
Other interest	880	251
Total financial income	2,009	428

Financial costs
Financial interests (1)	(59,977)	(33,667)
Commercial interests	(362)	(83)
Fiscal interests	(14,229)	(6,055)
Other interests	(5,264)	(405)
Bank and other financial expenses	(1,856)	(868)
Total financial costs	(81,688)	(41,078)

Other financial results
Foreign currency exchange difference, net	(10,071)	14,057
Changes in the fair value of financial instruments	84,670	42,429
Result from present value measurement	(3,399)	(1,030)
Result from repurchase of CB	(8,114)	72
Other financial results	(225)	(67)
Total other financial results	62,861	55,461

Total financial results, net	(16,818)	14,811

(1) Net of $ 5,947 million and $ 1,570 million capitalized in property, plant and equipment for the six-month periods ended June 31, 2024 and 2023, respectively.

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	06.30.2024	06.30.2023
Current tax	132,517	5,302
Deferred tax	(253,683)	1,336
Difference between previous fiscal period income tax provision and the income tax statement	-	449
Total income tax - (Profit) Loss	(121,166)	7,087

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	06.30.2024	06.30.2023
Profit before income tax	191,771	76,315
Current income tax rate	35%	35%
Income tax at the statutary tax rate	67,120	26,710
Share of profit from companies	(11,163)	(3,000)
Non-taxable results	1,326	(1,917)
Effects of exchange differences and other results associated with the valuation of the currency, net	56,318	36,309
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(433,771)	(85,437)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	15,499	775
Effect for tax inflation adjustment	196,746	31,654
Reversal of loss carryforwards provision	(12,317)	-
Non-deductible cost	(946)	1,943
Other	22	50
Total income tax - (Profit) Loss	(121,166)	7,087

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Held for sales assets	Traslation effect
							At the end

Lands	10,642	-	-	-	-	1,364	12,006
Buildings	115,809	-	316	(6)	-	14,857	130,976
Equipment and machinery	1,584,615	130	74,789	(5)	-	204,154	1,863,683
Wells	966,529	3,078	99,107	-	-	128,586	1,197,300
Mining property	160,153	-	223	-	-	20,529	180,905
Vehicles	8,026	127	-	(65)	-	1,029	9,117
Furniture and fixtures and software equipment	50,878	2,345	849	(367)	-	6,678	60,383
Communication equipments	1,016	-	-	-	-	130	1,146
Materials, spare parts and tools	34,178	17,002	(16,067)	-	-	7,716	42,829
Petrochemical industrial complex	26,047	104	4,671	(6)	-	3,561	34,377
Civil works	19,443	-	56	-	-	2,491	21,990
Work in progress	336,707	174,064	(147,235)	-	-	41,612	405,148
Advances to suppliers	52,778	6,749	(16,709)	-	-	6,514	49,332
Other goods	354	-	-	-	-	46	400
Total at 06.30.2024	3,367,175	203,599	-	(449)	-	439,267	4,009,592
Total at 06.30.2023	651,459	79,714	-	(4,677)	(34,333)	310,297	1,002,460

(1) Includes $ 5,947 million and $ 1,570 million of financial costs capitalized for the six-month periods ended June 30, 2024 and 2023, respectively.

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	For the period	Held for sales assets	Traslation effect	At the end	At the end	At 12.31.2023

Lands	-	-	-	-	-	-	12,006	10,642
Buildings	(67,010)	4	(3,346)	-	(8,785)	(79,137)	51,839	48,799
Equipment and machinery	(605,189)	1	(52,070)	-	(80,489)	(737,747)	1,125,936	979,426
Wells	(467,546)	-	(65,180)	-	(63,428)	(596,154)	601,146	498,983
Mining property	(100,395)	-	(3,658)	-	(13,068)	(117,121)	63,784	59,758
Vehicles	(4,606)	27	(629)	-	(627)	(5,835)	3,282	3,420
Furniture and fixtures and software equipment	(45,350)	367	(2,275)	-	(5,932)	(53,190)	7,193	5,528
Communication equipments	(903)	-	(46)	-	(118)	(1,067)	79	113
Materials, spare parts and tools	(1,315)	-	(72)	-	(174)	(1,561)	41,268	32,863
Petrochemical industrial complex	(15,829)	6	(1,514)	-	(2,113)	(19,450)	14,927	10,218
Civil works	(1,711)	-	(589)	-	(255)	(2,555)	19,435	17,732
Work in progress	-	-	-	-	-	-	405,148	336,707
Advances to suppliers	-	-	-	-	-	-	49,332	52,778
Other goods	(347)	-	(5)	-	(45)	(397)	3	7
Total at 06.30.2024	(1,310,201)	405	(129,384)	-	(175,034)	(1,614,214)	2,395,378
Total at 06.30.2023	(267,995)	2,072	(26,166)	3,250	(128,617)	(417,456)	585,004
Total at 12.31.2023								2,056,974

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increase	Decrease	Held for sales assets	(Impairment) Recovery of impairment (1)	Traslation effect
							At the end

Concession agreements	2,027	-	-	-	-	259	2,286
Goodwill	27,978	-	-	-	-	3,584	31,562
Intangible identified in acquisitions of companies	56,049	190	-	-	-	7,199	63,438
Digital assets	-	2,457	-	-	(110)	1	2,348
Total at 06.30.2024	86,054	2,647	-	-	(110)	11,043	99,634
Total at 06.30.2023	25,582	-	(1,626)	(8,054)	411	11,011	27,324

	Amortization
Type of good	At the beginning	For the period	Held for sales assets	Traslation effect
					At the end

Concession agreements	(1,976)	(36)	-	(255)	(2,267)
Intangible identified in acquisitions of companies	(6,180)	(1,609)	-	(889)	(8,678)
Total at 06.30.2024	(8,156)	(1,645)	-	(1,144)	(10,945)
Total at 06.30.2023	(1,218)	(636)	472	(690)	(2,072)

	Net book values
Type of good	At the end	At 12.31.2023

Concession agreements	19	51
Goodwill	31,562	27,978
Intangible identified in acquisitions of companies	54,760	49,869
Digital assets	2,348	-
Total at 06.30.2024	88,689
Total at 06.30.2023	25,252
Total at 12.31.2023		77,898

(1)	Recoverable value based on the market value of digital assets.

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2024	12.31.2023
Tax loss carryforwards	5,626	116,514
Property, plant and equipment	134,446	105
Intangible assets	-	1
Financial assets at fair value through profit and loss	3,626	127
Trade and other receivables	624	366
Provisions	62,551	42,542
Salaries and social security payable	582	540
Defined benefit plans	6,930	3,343
Trade and other payables	587	258
Deferred tax asset	214,972	163,796
Property, plant and equipment	(28,492)	(179,201)
Intangible assets	(30,185)	(27,229)
Other assets	(4,452)	(985)
Investments in companies	(9,253)	(5,343)
Inventories	(34,716)	(36,640)
Financial assets at fair value through profit and loss	(8)	(14,568)
Trade and other receivables	(13,792)	(8,182)
Tax liabilities	(319)	(322)
Tax inflation adjustment	(95,310)	(132,010)
Deferred tax liability	(216,527)	(404,480)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	06.30.2024	12.31.2023
Deferred tax asset, net	45,252	2
Deferred tax liability, net	(46,807)	(240,686)

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	06.30.2024	12.31.2023
Current
Materials and spare parts	134,152	103,969
Advances to suppliers	3,389	3,627
In process and finished products	72,182	58,427
Total (1)	209,723	166,023

(1) It includes impairment loss as a result of the performed recoverability assessment for $ 32 million (US$ 0.05 million), $ 734 million (US$ 3 million) and $ 739 million (US$ 3 million) as of June 30, 2024 and 2023 and December 31, 2023, respectivelly.

11.5 Provisions

	06.30.2024	12.31.2023
Non-Current
Contingencies	127,629	88,042
Asset retirement obligation and wind turbines decommision	23,249	19,463
Environmental remediation	14,119	12,358
Total non-current	164,997	119,863

Current
Asset retirement obligation and wind turbines decommision	3,438	2,775
Environmental remediation	1,328	917
Other provisions	3,502	957
Total current	8,268	4,649

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	06.30.2024
	Contingencies	Asset retirement obligation and wind turbines decommision	Environmental remediation

At the beginning of the year	88,042	22,238	13,275
Increases	28,101	1,575	844
Decreases	(4)	-	(152)
Exchange differences on translation	11,544	2,945	1,676
Reversal of unused amounts	(54)	(71)	(196)
At the end of the period	127,629	26,687	15,447

	06.30.2023
	Contingencies	Asset retirement obligation and wind turbines decommision	Environmental remediation

At the beginning of the year	19,047	4,853	2,935
Increases	762	383	161
Decreases	(75)	-	(77)
Exchange differences on translation	8,373	1,926	1,271
Liabilities associated to held for sale assets	-	(241)	-
Reversal of unused amounts	(15)	(966)	(130)
At the end of the period	28,092	5,955	4,160

11.5.1 Provision for lawsuits and contingencies

In connection with the international arbitration proceeding brought by POSA against the Company, on April 3, 2024, the Court of Arbitration of the International Chamber of Commerce (“ICC”) notified the parties of the Final Award rendered on April 2, 2024, in which it resolved to: (i) disallow all but one of POSA’s claims, ordering the Company to pay the corresponding 33.60% of (a) the revenues collected under the Leasing Agreement up to the Final Award’s date for US$ 18.8 million, plus a 6% annual interest rate, and (b) the collections to be received by the Company in the future under the before-mentioned agreement; and (ii) sustain the Company’s counterclaim for US$ 2 million plus interest at an annual 6% rate. On April 10, 2024, the Company filed a plea of partial nullity against the Final Award.

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	06.30.2024	12.31.2023
Non-current
Income tax, net of witholdings and advances	61,420	40,472
Minimum notional income tax	4,874	4,142
Total non-current	66,294	44,614

Current
Income tax, net of witholdings and advances	131,963	14,026
Total current	131,963	14,026

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost

	06.30.2024	12.31.2023
Current
Term deposit	92,708	81,511
Notes receivable	-	3,238
Total current	92,708	84,749

Due to the short-term nature of investments at amortized cost, their book value is not considered to differ from their fair value.

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss

	06.30.2024	12.31.2023
Non-current
Shares	24,857	28,040
Total non-current	24,857	28,040

Current
Government securities	486,307	313,964
Corporate bonds	52,331	64,125
Shares	61,214	71,141
Mutual funds	2,489	2,653
Total current	602,341	451,883

12.3	Trade and other receivables

	Note	06.30.2024	12.31.2023
Non-Current
Receivables		62	55
Trade receivables		62	55

Non-Current
Related parties	16	7,144	9,040
Tax credits		2,897	1,004
Receivables for sale of associates		585	1,038
Contractual indemnity credit		2,596	2,959
Expenses to be recovered		2,633	-
Other		370	428
Other receivables		16,225	14,469
Total non-current		16,287	14,524

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	06.30.2024	12.31.2023
Current
Receivables		271,358	84,914
CAMMESA		99,466	80,957
Related parties	16	8,982	3,882
Impairment of financial assets		(1,897)	(1,203)
Trade receivables, net		377,909	168,550

Current
Related parties	16	6,748	5,800
Tax credits		5,870	7,903
Prepaid expenses		13,223	4,287
Guarantee deposits		47,891	15,378
Expenses to be recovered		5,993	4,934
Insurance to be recovered		2,851	3,589
Receivables for sale of associates		1,913	1,046
GasAr Plan		24,802	8,658
Advances to employees		269	8,395
Contractual indemnity credit		1,484	1,827
Receivable for maintenance contract		1,534	-
Receivable for sale of fiancial instruments		-	5
Other		9,830	7,934
Impairment of other receivables		(13)	(12)
Other receivables, net		122,395	69,744

Total current		500,304	238,294

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	06.30.2024	06.30.2023
At the beginning of the year	1,203	1,039
Impairment	47,911	228
Write off for utilization	(47,270)	-
Reversal of unused amounts	-	(6)
Exchange differences on translation	53	82
At the end of the period	1,897	1,343

The movements in the impairment of other receivables are as follows:

	06.30.2024	06.30.2023
At the beginning of the year	12	38
Impairment	3	6
Reversal of unused amounts	(2)	(24)
Exchange differences on translation	-	7
At the end of the period	13	27
12.4	Cash and cash equivalents
	06.30.2024	12.31.2023
Cash	183	162
Banks	17,963	24,815
Mutual funds	120,368	112,996
Total	138,514	137,973

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	06.30.2024	12.31.2023
Non-Current
Financial borrowings	36,480	-
Corporate bonds	1,180,839	989,182
Total non-current	1,217,319	989,182

Current
Bank overdrafts	-	24,857
Financial borrowings	148,425	54,376
Corporate bonds	97,849	102,124
Total current	246,274	181,357
Total	1,463,593	1,170,539

As of June 30, 2024, and December 31, 2023 the fair value of the Company’s CB amount approximately to $ 1,231,040 million and $ 1,091,685 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period (fair value Level 1).

The carrying amounts of short-term borrowings and current account advances approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its loan’s contracts.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Loans´evolution:

The evolution of the consolidated loans over the six-month periods ended June 30, 2024 and 2023 is disclosed below.

	06.30.2024	06.30.2023
Borrowings at the beginning of the year	1,170,539	285,766
Proceeds from borrowings	265,785	46,753
Payment of borrowings	(60,169)	(3,357)
Accrued interest	59,938	33,664
Payment of interests	(71,365)	(29,710)
Repurchase and redemption of CB	(66,329)	(1,335)
Result from repurchase of CB	8,114	(72)
Foreign currency exchange difference	(7,547)	(25,345)
Liabilities associated to held for sale assets	-	(20,280)
Borrowing costs capitalized in property, plant and equipment	5,947	1,570
Exchange differences on translation	158,680	137,864
Borrowings at the end of the period	1,463,593	425,518

12.5.2 Redemption of Class 17 and 15 and CB and issuance of Class 19 and 20 CB

On February 5, 2024, Pampa redeemed all its Class 17 CB for a total amount of $ 5,980 million.

Additionally, on February 29, 2024, the Company issued Class 19 CB for $ 17,131 million, accruing interest at a variable Badlar rate plus an applicable 1% annual negative margin and maturing on February 28, 2025. Subsequently, on March 26, 2024, the Company issued Class 20 CB for US$ 55.2 million, accruing interest at a fixed 6% rate and maturing on March 26, 2026 and on May 14, 2024, it reopened Class 20 CB for an additional US$ 52.5 million at a US$ 1.0079 issuance price.

Finally, on June 27, 2024, Pampa redeemed all Class 15 CB for a total amount of $ 18,264 million.

12.5.3 Bank loans

During the period ended June 30, 2024, the Company canceled: (i) net short-term financing for $ 21,600 million; and (ii) net import financing for US$ 16 million. Additionally, the Company borrowed US$ 164 million from local banking institutions and completed the repayment of the FINNVERA loan for US$ 4 million. Post-closing, the Company repaid financing for US$ 21.6 million and obtained net import financing for US$ 2.4 million.

47

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6	Trade and other payables

	Note	06.30.2024	12.31.2023
Non-Current
Customer guarantees		22	19
Trade payables		22	19

Compensation agreements		20,176	22,264
Finance leases liability		12,356	11,686
Contractual penalty debt		2,473	2,959
Other		512	373
Other payables		35,517	37,282
Total non-current		35,539	37,301

Current
Suppliers		144,444	150,402
Customer advances		18,403	7,138
Related parties	16	26,845	11,808
Trade payables		189,692	169,348

Compensation agreements		8,709	8,686
Liability for acquisition of companies		-	6,844
Finance leases liability		3,318	2,923
Contractual penalty debt		1,484	1,315
Various creditors		5,784	2,484
Other		2,333	200
Other payables		21,628	22,452

Total current		211,320	191,800

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2024 and December 31, 2023:

As of June 30, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	486,307	-	-	486,307
Corporate bonds	52,331	-	-	52,331
Mutual funds	2,489	-	-	2,489
Shares	61,214	-	24,857	86,071
Cash and cash equivalents
Mutual funds	120,368	-	-	120,368
Derivative financial instruments	-	100	-	100
Other receivables
Guarantee deposits on derivative financial instruments	3,960	-	-	3,960
Total assets	726,669	100	24,857	751,626

Liabilities
Derivative financial instruments	-	112	-	112
Total liabilities	-	112	-	112

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	313,964	-	-	313,964
Corporate bonds	64,125	-	-	64,125
Mutual funds	2,653	-	-	2,653
Shares	71,141	-	28,040	99,181
Cash and cash equivalents
Mutual funds	112,996	-	-	112,996
Derivative financial instruments	-	250	-	250
Other receivables
Guarantee deposits on derivative financial instruments	5,764	-	-	5,764
Total assets	570,643	250	28,040	598,933

Liabilities
Derivative financial instruments	-	191	-	191
Total liabilities	-	191	-	191

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, through the collection of dividends taking into consideration the direct 2.84% and 3.19% stakes and the 2.18% and 2.46% additional stakes through HIDISA and HINISA, in TJSM and TMB, respectively and a 17.7% discount rate. The used projections were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections on the power plants’ availability and dispatch; (iv) the evolution of structural costs and expenses; and (v) macroeconomic variables such as inflation and exchange rates, etc.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of June 30, 2024, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

To comply with the provisions established by the CNV, the breakdown of the translation differences originated in the share capital and capital adjustment accounts is detailed below:

	06.30.2024
	Share capital	Share capital adjustment
At the beginning of the year	27,854	145,729
Variation of the period	3,742	19,578
At the end of the period	31,596	165,307

	12.31.2023
	Share capital	Share capital adjustment
At the beginning of the year	5,117	26,760
Variation of the year	22,737	118,969
At the end of the year	27,854	145,729

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of June 30, 2024 and 2023, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	06.30.2024	06.30.2023
Earning attributable to equity holders of the Company	313,160	69,097
Weighted average amount of outstanding shares	1,360	1,372
Basic and diluted earnings per share	230.26	50.36

51

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcilie net profit to cash flows from operating activities

	Note	06.30.2024	06.30.2023
Income tax	10.6	(121,166)	7,087
Accrued interest		44,333	31,957
Depreciations and amortizations	9, 10.1 and 10.2	131,965	26,881
Share of profit of joint ventures and associates	5.2.2	(31,894)	(8,570)
Profit from sale of companies´ interest		(5,765)	-
Results for property, plant and equipment sale and derecognition	10.4	7	(56)
Impairment of intangible assets and inventories		142	323
Impairment of financial assets		49,592	299
Result from present value measurement	10.5	3,399	1,030
Changes in the fair value of financial instruments		(75,509)	(37,712)
Exchange differences, net		5,035	(14,827)
Result from repurchase of CB	10.5	8,114	(72)
Costs of concessions agreements completion	10.4	2,539	1,036
Contractual indemnity	10.4	-	(1,360)
Contractual penalty	10.4	-	1,360
Provision for contingecies, net	10.4	23,172	507
Provision for environmental remediation	10.4	806	345
Accrual of defined benefit plans	9 and 10.2	12,797	3,642
Compensation agreements	10.2	6,242	3,573
Derecognition of unproductive wells	10.3	-	1,702
Other		(864)	(376)
Adjustments to reconcile net profit to cash flows from operating activities		52,945	16,769

52

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities

	06.30.2024	06.30.2023
Increase in trade receivables and other receivables	(369,488)	(4,187)
Increase in inventories	(24,392)	(5,005)
Increase (Decrease) in trade payables and other payables	71,280	(1,678)
Increase (Decrease) in salaries and social security payables	3,122	(291)
Defined benefit plans payments	(1,074)	(280)
Increase in tax liabilities	26,664	2,664
Decrease in provisions	(916)	(917)
Income tax payment	-	(14)
Collection (Payments) for derivative financial instruments, net	150	(774)
Changes in operating assets and liabilities	(294,654)	(10,482)

14.3	Significant non-cash transactions

	06.30.2024	06.30.2023

Acquisition of property, plant and equipment through an increase in trade payables	(42,655)	(16,276)
Borrowing costs capitalized in property, plant and equipment	(5,947)	(1,570)
Increase in asset retirement obligation and wind turbines decommision through property, plant and equipment	-	(885)
Receivables for acquisition of subsidiary	-	1,182
Compensation trade receivables through an increase in financial assets at fair value through profit and loss	(47,000)	-

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the six-month period ended June 30, 2024 regarding contingent liabilities and assets disclosed in the Consolidated Financial Statements as of December 31, 2023 are detailed below:

15.1 Environmental claims

A neighbor of the town of Ingeniero White claims economic compensation from the Company, three other companies, the Puerto de Bahía Blanca Consortium and the Municipality of Bahía Blanca for the alleged damage to his property caused by the vibration generated by the defendant companies over the course of their activities and the poor control by the Municipality. The proceeding is in the answer stage.

In the complaint brought by a neighbor of the Province of Buenos Aires against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and regeneration of soils where such tanks are located in view of potential environmental damage, arguments were filed, and the proceeding is set for judgment.

The owners of a lot in the city of Rosario (Province of Santa Fe) where there used to be a service station operated by a third party selling fuels under Petrobras branding seek the remediation and regeneration of soils by the Company due to the potential property damage. The proceeding is in the service of process stage.

15.2 Administrative claims

In the case initiated by the Company against the Federal Government to claim the amount owed, plus interest, for the debt undertaken by it during the term of validity of PEN Executive Order No. 1,053/18, the Federal Government made an appearance and answered the complaint.

15.3 Civil and Commercial Claims

In the arbitration proceeding brought by the Company against High Luck Group Limited - Argentina branch as a result of certain breaches of the Participation Assignment Agreement and the Joint Operating Agreement for the Chirete Block, the parties have filed their closing arguments.

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of June 30, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	152	-	-	-
TGS	8,763	7,144	6,121	10,479
Transener	30	-	63	16
Other related parties
SACDE	37	-	51	16,350
Other	-	-	513	-
	8,982	7,144	6,748	26,845

As of December 31, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	571	-	-	-
TGS	3,006	9,040	5,218	5,992
Transener	15	-	85	14
Other related parties
SACDE	290	-	42	5,802
Other	-	-	455	-
	3,882	9,040	5,800	11,808

55

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the six-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)		Other operating income (expenses), net (4)
	2024	2023	2024	2023	2024	2023	2024	2023
Associates and joint ventures
CTB	691	236	-	-	-	-	-	-
TGS	22,685	5,223	(29,229)	(5,064)	-	-	-	-
Transener	-	-	(23)	(13)	-	-	176	43

Other related parties
Fundación	-	-	-	-	-	-	(632)	(223)
SACDE	-	-	(55,988)	(5,820)	(125)	-	152	28
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(49)	(74)	-	-
Other	-	-	(1)	(16)	-	-	-	-
	23,376	5,459	(85,241)	(10,913)	(174)	(74)	(304)	(152)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 29,253 million and $ 5,093 million and infrastructure works contracted to SACDE charged in property, plant and equipment for $ 55,988 million and $ 5,820 million, of which $ 11,198 million and $ 1,222 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the six-month periods ended June 30, 2024 and 2023, respectively.
(3)	Disclosed within administrative expenses.
(4)	Correspond mainly to donations expenses and operating leases income.

Operations for the six-month period	Financial income (1)		Financial expenses (2)		Dividends received		Payment of dividends
	2024	2023	2024	2023	2024	2023	2024	2023
Associates and joint ventures
OCP	-	-	-	-	6,955	-	-	-
TGS	558	188	-	-	-	-	-	-
Transener	8	-	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	-	(139)
Other	-	-	(3)	(6)	-	-	(37)	-
	566	188	(3)	(6)	6,955	-	(37)	(139)

(1)	Correspond mainly to financial leases and accrued interest on loans granted.
(2)	Correspond to interest and commissions on loans received.

56

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 06.30.2024	Total 12.31.2023

ASSETS

NON-CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	2.1	912.00	1,895	-
Other receivables	US$	14.2	912.00	12,969	13,045
Total non-current assets				14,864	13,045

CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	560.9	912.00	511,518	390,799
	U$	-	22.81	-	1
Financial assets at amortized cost	US$	101.7	912.00	92,708	84,749
Derivative financial instruments	US$	0.1	912.00	90	229
Trade and other receivables	US$	130.2	912.00	118,701	133,422
	CLP	1,852.0	0.97	1,793	1,021
Cash and cash equivalents	US$	144.0	912.00	131,316	79,692
	CLP	3.5	0.97	3	1
	EUR	0.0	978.67	1	1
Total current assets				856,130	689,915
Total assets				870,994	702,960

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	163.1	912.00	148,770	112,738
Borrowings	US$	1,334.8	912.00	1,217,319	989,182
Trade and other payables	US$	38.4	912.00	35,027	33,334
Total non-current liabilities				1,401,116	1,135,254

CURRENT LIABILITIES
Provisions	US$	5.2	912.00	4,766	3,691
Tax liabilities	US$	0.002	912.00	2	2
	CLP	531.46	0.97	515	777
Salaries and social security payable	US$	0.03	912.00	26	20
Derivative financial instruments	US$	0.12	912.00	110	189
Borrowings	US$	243.5	912.00	222,030	117,493
	CNY	13.2	125.49	1,656	4,388
Trade and other payables	US$	130.1	912.00	118,662	154,698
	EUR	3.6	978.67	3,487	1,959
	CNY	8.3	125.49	1,038	1,045
	SEK	23.1	86.09	1,987	321
	GBP	0.0	1152.77	23	-
	U$	0.24	22.81	5	2
Total current liabilities				354,307	284,585
Total liabilities				1,755,423	1,419,839
Net Position Liability				(884,429)	(716,879)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on June 30, 2024 according to the BNA for U.S. dollars (US$), Euros (EUR), Yuans R. China (CNY), Chilean pesos (CLP), Swedish crowns (SEK), Pounds sterling (GBP) and Uruguayan pesos (U$).

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 18: INVESTMENT COMMITMENTS

New generation projects

PEPE VI

On May 29, 2024, SE Resolution No. 82/24 was published, which authorized the private use of the PEPE VI interconnection line; afterwards, progress was made in obtaining access to the transmission capacity made public through ENRE Resolution No. 384/24. No objections were filed and, therefore, access was granted under the terms of the Resolution. During the month of July 2024, 10 wind turbines for 45 MW were commissioned.

NOTE 19: TERMINATION OF HYDROELECTRIC CONCESSIONS

On January 17, 2024, through SE Resolution No. 2/24, a new extension was granted to the Alicurá, El Chocón, Arroyito, Cerros Colorados and Piedra del Águila hydroelectric concessions for 60 calendar days at the end of the previous extensions (provided by SE Resolution No. 574/23 and 815/23), ENARSA maintaining its role as overseer. On March 18, 2024, through SE Resolution No. 33/24, the transition period was extended for 60 calendar days, effective from March 19, 2024 for the Alicurá, El Chocón, Arroyito and Cerros Colorados hydroelectric plant concessions and from April 28, 2024 for the Piedra del Águila concession.

Additionally, through Executive Orders No. 1,021/24 and 1,085/24, the Province of Mendoza established a 12-month transition period for HINISA’s concession as from June 1, 2024, the concession contract’s expiration date, allowing the exploitation of the water resource during such period. It was also established that the Undersecretary of Energy and Mining would exercise control activities over such period. Moreover, SE Resolution No. 98/24 reduced the concession contract’s transition period to 6 months, extendable for a like period.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 20: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the CNV issued General Resolution No. 629/14, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 21: SUBSEQUENT EVENTS

Pursuant to SE Resolution No. 193/24 dated August 1, 2024, spot generation remuneration values were updated, providing for a 3% increase over the values approved by SE Resolution No. 99/24 as from the August 2024 economic transaction.

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